FILED BY HILLTOP HOLDINGS INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: SWS GROUP, INC.

REGISTRATION STATEMENT NO. 333-196367

The information below is excerpted from the press release of Hilltop Holdings Inc. dated November 4, 2014 announcing its Third Quarter 2014 financial results.

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“This quarter marked the one year anniversary of the FNB Transaction, an important milestone for Hilltop. The Bank continues to benefit from a higher yielding loan portfolio while the team focuses on rationalizing the platform, as evidenced by the recent announcement to close former FNB branches primarily in the Rio Grande Valley. PrimeLending experienced positive results as the business successfully maintains its superior market position resulting from a strong purchase franchise. National Lloyds had a solid quarter as earned premiums grew, weather severity remain subdued, and operating expenses were flat,” said Jeremy Ford, CEO of Hilltop.

“As we transition into the final months of the pending SWS transaction, we continue to be excited at the prospects of building a dominant broker-dealer through the combination of SWS and First Southwest. Hilltop is seeking to become a premier Texas-based bank and prominent diversified financial services company, and SWS will be a key component in the next phase of this strategy.”

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On March 31, 2014, we entered into a definitive merger agreement with SWS Group, Inc. (“SWS”) providing for the merger of SWS with and into a subsidiary of Hilltop formed for the purpose of facilitating this transaction. Under the terms of the merger agreement, SWS stockholders will receive per share consideration of 0.2496 shares of Hilltop common stock and $1.94 of cash, equating to $6.94 per share based on Hilltop’s closing price on September 30, 2014. The value of the merger consideration will fluctuate with the market price of Hilltop common stock. We intend to fund the cash portion of the consideration, currently estimated at approximately $78 million in the aggregate, through available cash. The merger is subject to customary closing conditions, including regulatory approvals and approval of the stockholders of SWS.

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IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Hilltop has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (Registration No. 333-196367) including a definitive proxy statement of SWS that also constitutes a prospectus of Hilltop and other relevant documents regarding the proposed transaction. The definitive proxy statement/prospectus was mailed to stockholders of SWS.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the definitive proxy statement/prospectus and other relevant documents filed by Hilltop or SWS with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Hilltop with the SEC will be available free of charge on Hilltop’s website at www.hilltop-holdings.com or by contacting Investor Relations at 214-252-4029.

Hilltop and its respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Hilltop’s executive officers and directors in Hilltop’s most recent proxy statement, which was filed with the SEC on May 2, 2014. Additional information regarding the interests of such persons are contained in the definitive proxy statement/prospectus and other relevant documents filed with the SEC. Investors should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Hilltop using the sources indicated above.

FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements anticipated in such statements. Forward-looking statements speak only as of the date they are made and, except as required by law, we do not assume any duty to update forward-looking statements. Such forward-looking statements include, but are not limited to, statements concerning acquisitions, including our pending acquisition of SWS Group, Inc. (“SWS”), integration of the assets and operations acquired in the FNB Transaction, mortgage loan origination volume, market trends, organic growth, commitment utilization, exposure management in our insurance operations, loan performance, our other plans, objectives, strategies, expectations and intentions and other statements that are not statements of historical fact, and may be identified by words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “might,” “probable,” “projects,” “seeks,” “should,” “view,” or “would” or the negative of these words and phrases or similar words or phrases. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) risks related to our pending acquisition of SWS, including our ability to achieve the synergies and value creation contemplated by the pending acquisition and the diversion of management time on acquisition-related issues; (ii) risks associated with merger and acquisition integration, including our ability to promptly and effectively integrate our businesses with those of FNB and SWS; (iii) our ability to estimate loan losses; (iv) changes in the default rate of our loans; (v) risks associated with concentration in real estate related loans; (vi) our ability to obtain reimbursements for losses on acquired loans under loss-share agreements with the FDIC; (vii) changes in general economic, market and business conditions in areas or markets where we compete; (viii) severe catastrophic events in our geographic area; (ix) changes in the interest rate environment; (x) cost and availability of capital; (xi) changes in state and federal laws, regulations or policies affecting one or more of our business segments, including changes in regulatory fees, deposit insurance premiums, capital requirements and the Dodd-Frank Wall Street Reform and Consumer Protection

Act; (xii) our ability to use net operating loss carry forwards to reduce future tax payments; (xiii) approval of new, or changes in, accounting policies and practices; (xiv) changes in key management; (xv) competition in our banking, mortgage origination, financial advisory and insurance segments from other banks and financial institutions, as well as insurance companies, mortgage bankers, investment banking and financial advisory firms, asset-based non-bank lenders and government agencies; (xvi) failure of our insurance segment reinsurers to pay obligations under reinsurance contracts; (xvii) our ability to use excess cash in an effective manner, including the execution of successful acquisitions; and (xviii) our participation in governmental programs, including the Small Business Lending Fund. For further discussion of such factors, see the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2013, Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2014, and other reports filed with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement.

The information below is excerpted from the investor presentation of Hilltop Holdings Inc. dated November 4, 2014 in connection with its Earnings Conference Call.

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Preface

Corporate Headquarters

200 Crescent Court, Suite 1330
Dallas, TX 75201
Phone: (214) 855-2177
Fax: (817) 887-1687
www.hilltop-holdings.com

Additional Information

Please contact:
Isabell Novakov
Phone: (214) 252-4029
Email: inovakov@plainscapital.com

FORWARD-LOOKING STATEMENTS

This presentation and statements made by representatives of Hilltop Holdings Inc. ("Hilltop" or the "Company") during the course of this presentation include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements anticipated in such statements. Forward-looking statements speak only as of the date they are made and, except as required by law, the Company does not assume any duty to update forward-looking statements. Such forward-looking statements include, but are not limited to, statements concerning acquisitions, including our pending acquisition of SWS Group, Inc. ("SWS"), integration of the assets and operations acquired in the First National Bank ("FNB") transaction, mortgage loan origination volume, market trends, organic growth, commitment utilization, exposure management in our insurance operations, loan performance, the Company's other plans, objectives, strategies, expectations and intentions and other statements that are not statements of historical fact, and may be identified by words such as "anticipates," "believes," "could," "estimates," "expects," "forecasts," "goal," "intends," "may," "might," "probable," "projects," "seeks," "should," "view," or "would" or the negative of these words and phrases or similar words or phrases. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) risks related to our pending acquisition of SWS, including our ability to achieve the synergies and value creation contemplated by the pending acquisition and the diversion of management time on acquisition-related issues; (ii) risks associated with merger and acquisition integration, including our ability to promptly and effectively integrate our businesses with those of FNB and SWS; (iii) the Company's ability to estimate loan losses; (iv) changes in the default rate of the Company's loans; (v) risks associated with concentration in real estate related loans; (vi) the Company's ability to obtain reimbursements for losses on acquired loans under loss-share agreements with the FDIC; (vii) changes in general economic, market and business conditions in areas or markets where the Company competes; (viii) severe catastrophic events in the Company's geographic area; (ix) changes in the interest rate environment; (x) cost and availability of capital; (xi) changes in state and federal laws, regulations or policies affecting one or more of Hilltop's business segments, including changes in regulatory fees, deposit insurance premiums, capital requirements and the Dodd-Frank Wall Street Reform and Consumer Protection Act; (xii) the Company's ability to use net operating loss carry forwards to reduce future tax payments; (xiii) approval of new, or changes in, accounting policies and practices; (xiv) changes in key management; (xv) competition in the Company's banking, mortgage origination, financial advisory and insurance segments from other banks and financial institutions, as well as insurance companies, mortgage bankers, investment banking and financial advisory firms, asset-based non-bank lenders and government agencies; (xvi) failure of the Company's insurance segment reinsurers to pay obligations under reinsurance contracts; (xvii) the Company's ability to use excess cash in an effective manner, including the execution of successful acquisitions; and (xviii) the Company's participation in governmental programs, including the Small Business Lending Fund. For further discussion of such factors, see the risk factors described in the Hilltop Annual Report on Form 10-K for the year ended December 31, 2013, Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2014, and other reports filed with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement.

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HILLTOP HOLDINGS

Hilltop_Holdings_H_RGB.pngHilltop Holdings –Q3 2014 Highlights •For the third quarter of 2014, net income to common stockholders for Hilltop was $23.4 million, or $0.26 earnings per diluted share •Quarter results were favorable with the exception of write-downs on FNB covered OREO that decreased Hilltop’s earnings by approximately $9.6 million •Q3 2013 included a $12.6 million pre-tax bargain purchase gain from the FNB acquisition •PlainsCapital Corp. subsidiaries reported pre-tax income of $37.0 million for the quarter •PlainsCapital Bank contributed $24.6 million, as the Bank continues to profitably work through acquired FNB loans and has undertaken plans to divest of certain FNB legacy branches •PrimeLending contributed $11.1 million with year over year growth in mortgage volume •First Southwest contributed $1.2 million •National Lloyds Corporation reported pre-tax income of $8.2 million for the quarter, resulting from an 84.8% combined ratio •Total stockholders’ equity increased by $26.6 million in the quarter to $1.42 billion at September 30, 2014 •Hilltop remains well-capitalized with a 13.63% Tier 1 Leverage Ratio1and a 19.28% Total Risk Based Capital Ratio •Hilltop retains approximately $153 million of freely usable cash, as well as excess capital at its subsidiaries •On October 2, 2014, Hilltop exercised 100% of its warrant and now owns 21% of SWS •SWS shareholder meeting to vote on the pending merger will be held on November 21, 2014 Note: (1) Based on the end of period Tier 1 capital divided by total average assets during the third quarter of 2014, excluding goodwill and intangible assets

Hilltop_Holdings_H_RGB.pngSWS Transaction Pro Forma Balance Sheet Highlights (6/30/14) $bn HTH SWS Pro Forma Loans HFI $4.5 $0.9 $5.4 Assets $9.4 $4.1 $13.3 Deposits $6.2 $1.4 $7.5 Equity $1.4 $0.3 $1.6 Combination Opportunity •Transaction creates the largest full service brokerage firm headquartered in the Southwestern US based on number of financial advisors •Fortifies strong presence in Texas, while adding complementary offices throughout the United States •Significant opportunity to bolster market share and scale of complementary broker / dealer businesses •Larger, diversified organization will benefit from synergies and more efficient operating platform •Combined bank will have a larger, more scalable deposit base given ability to source additional deposits from broker / dealer customers through the sweep program •Following the acquisition, Hilltop will be well capitalized with excess cash to deploy on future transactions •Continues to build on Hilltop’s goal of building the premier Texas financial holding company franchise with a dominant Texas broker / dealer Complementary Businesses SWS FSW Taxable Fixed Income, Retail Public Finance, Capital Markets, Clearing, Stock Loan, Bank Housing, Asset Management Source: SWS/Hilltop Proxy Statement/Prospectus